1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CHANGE OF CANDIDATE FOR APPOINTMENT OR
RE-ELECTION AS DIRECTOR AND
AMENDMENT TO THE PROPOSED RESOLUTION NO.6 OF
THE NOTICE OF ANNUAL GENERAL MEETING
RELATING TO DIRECTOR CANDIDATES

A notice dated 26 March 2007 convening the forthcoming Annual General Meeting of the Company to be held at Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 10:00 a.m. on Friday, 18 May 2007, has been despatched to the shareholders of the Company (the "Shareholders") on 26 March 2007 together with the annual report of the Company for the financial year ended 31 December 2006.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and sign the enclosed revised form of proxy, in accordance with the instructions printed thereon. For holders of H shares of the Company, please return it to Hong Kong Registrars Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in an event not later than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjourned meeting (as the case may be). For holders of domestic shares of the Company, please return it to the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082 as soon as possible, in any event not later than 24 hours before the time appointed for holding such meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting should you so wish.

27 April 2007

* For indentification purpose only

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 12B Fuxing Road
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing PRC
Mr. Zhang Chengzhong	Postal Code:100814

Non-executive Directors:	Principal place of business:
Mr. Joseph C. Muscari	No. 62 North Xizhiman Street
Mr. Shi Chungui	Haidan District
Beijing
Independent non-executive Directors:	The People's Republic of China
Mr. Poon Yiu Kin, Samuel	Postal Code: 100082
Mr. Wang Dianzuo
Mr. Kang Yi	Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road Wanchai
Hong Kong

27 April 2007

CHANGE OF CANDIDATE FOR APPOINTMENT OR RE-ELECTION AS DIRECTOR AND AMENDMENT TO THE PROPOSED RESOLUTION NO.6 OF THE NOTICE OF ANNUAL GENERAL MEETING RELATING TO DIRECTOR CANDIDATES

To the Shareholders

Dear Sir or Madam,

The purpose of this Circular is to provide you with the information regarding the change of candidate for appointment or re-election as a director of the Company since the despatch of the Notice of Annual General Meeting dated 26 March 2007 and the 2006 annual report of the Company on 26 March 2007.

- 1 -

LETTER FROM THE BOARD

AMENDMENTS TO THE PROPOSED RESOLUTION NO. 6 OF THE NOTICE OF THE ANNUAL GENERAL MEETING

The board of directors (the "Directors") of the Company (the "Board") announces the following amendments with regard to the proposed Resolution No. 6 relating to the candidates of the Directors to be voted upon at the forthcoming Annual General Meeting to be held on 18 May 2007 (the "Annual General Meeting"):

(i)	Mr. Zhang Chengzhong will not offer himself for re-election and re-appointment as an executive Director; and

(ii)	Mr. Liu Xiangmin will be available for election as an executive Director.

Save for the changes in the Director candidates set out above, there are no other changes which the Board would like to draw the Shareholders' attention to. The remaining resolutions to be voted upon at the Annual General Meeting remain unchanged.

Mr. Zhang Chengzhong

The Board was informed that due to other work-related arrangement, Mr. Zhang Chengzhong, an executive Director and a Vice President of the Company, will not be available for re-election and re-appointment at the Annual General Meeting and his services as a Director will end upon the conclusion of the Annual General Meeting. Mr. Zhang has confirmed with the Board that there is no other matter which needs to be brought to the attention of the Shareholders or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") upon his resignation.

The Board would like to take this opportunity to thank Mr. Zhang for his guidance and leadership in the growth of the Company and his contribution to the Company during his term of service.

Mr. Liu Xiangmin

The Board announces that Mr. Liu Xiangmin, who is a Vice President of the Company, will be nominated for appointment as an executive Director at the Annual General Meeting.

Mr. Liu Xiangmin, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining majoring in non-ferrous metal science and has also obtained a Doctorate degree in Metallurgy Engineering. He is a professor-grade senior engineer and has extensive professional experience in the fields of non-ferrous metals metallurgy and corporate management. Mr. Liu previously served as a Deputy Head and then the Head of the Alumina branch of Zhongzhou Aluminum Plant, a Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

- 2 -

LETTER FROM THE BOARD

Mr. Liu does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Liu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Liu will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Liu's annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Liu as a Director becoming effective.

As far as the Directors are aware and save as disclosed above, Mr. Liu did not hold any directorships in other public listed companies in the last 3 years.

Save as disclosed herein, the Board is not aware of any other matters relating to the above appointment that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of The Rules Governing the Listing of Securities on the Stock Exchange.

CHANGES TO THE PROPOSED RESOLUTION NO. 6 RELATING TO THE NOMINATION OF DIRECTOR CANDIDATES

The following is a summary of the changes to the Director candidates of the Company at the Annual General Meeting:

Proposed nomination for re-election or new appointment
Directors	Previously proposed	Latest proposal

Executive Directors:
Xiao Yaqing	Re-appointment	Re-appointment
Luo Jianchuan	Re-appointment	Re-appointment
Chen Jihua	Re-appointment	Re-appointment
Zhang Chengzhong	Re-appointment	Retired
Liu Xiangmin	N.A.	New-appointment

Non-executive Directors:
Joseph C. Muscari	Retired	Retired
Helmet Wieser	New-appointment	New-appointment

Independent non-executive Directors:
Poon Yiu Kin, Samuel	Re-appointment	Re-appointment
Kang Yi	Re-appointment	Re-appointment
Wang Dianzuo	Retired	Retired
Zhang Zuoyuan	New-appointment	New-appointment

- 3 -

LETTER FROM THE BOARD

At the conclusion of the Annual General Meeting, it is expected that the Board will comprise nine Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin (executive Directors), Mr. Helmet Wieser, Mr. Shi Chungui (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (independent non-executive Directors).

GENERAL INFORMATION

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Friday, 18 May 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, was despatched to the Shareholders on 26 March 2007.

In light of the amendments to Resolution No. 6 to be voted upon at the Annual General Meeting as outlined above, it is enclosed in this Circular a revised proxy form for use at the Annual General Meeting. Whether or not you are able to attend the Annual General Meeting, you are requested to complete, sign and return the enclosed revised proxy form for the Annual General Meeting in accordance with the instructions printed thereon.

Important:

The form of proxy despatched together with the 2006 Annual Report of the Company is superseded by the revised form of proxy enclosed herewith.

To be valid, for holders of H shares of the Company, the revised form of proxy, and if the revised form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

Each holder of domestic shares of the Company is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the Annual General Meeting. The revised form of proxy or other documents of authority must be delivered to the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

- 4 -

LETTER FROM THE BOARD

PROCEDURE FOR DEMANDING A POLL Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at any general meeting, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

By order of the Board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman

Beijing, 27 April 2007 * For identification only

- 5 -

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

REVISED FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, 18 MAY, 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3_____________________________________________________________________________________________________________
of________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or of________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________
as my/our proxy to attend, act and vote for me / us and on my / our behalf at the Annual General Meeting of the Company to be held at Conference Room at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 18 May, 2007 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my / our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[5]	Against[5]
1.	To consider and approve the Report of the Directors of the Company for the year ended 31 December, 2006;
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December, 2006;
3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and the Company for the year ended 31 December, 2006;
4.

To consider and approve the proposal for profit distribution for the year ended December 31, 2006 that the Company will after completion of the proposed A share listing of and the acquisitions of Shandong Aluminum Industry Co. Ltd. and Lanzhou Aluminum Co. Ltd by the Company declare the final dividend for the year 2006.

5.	To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2007;
6.

To consider and approve the termination of office as a whole for the second Board of Directors in advance upon the conclusion of the forthcoming Annual General Meeting of the Company to be held on 18 May 2007; to consider and approve 6 Directors among them (Xiao Yaqing, Luo Jianchuan, Chen Jihua, Shi Chungui, Poon Yiu Kin and Kang Yi) to be appointed to the third Board of Directors; and to consider and approve 3 new director candidates (Helmut Wieser, Zhang Zuoyuan and Liu Xiangmin) nominated by the Company to be appointed to the third Board of Directors to replace 3 directors (Joseph C. Muscari, Wang Dianzuo and Zhang Cheng Zhong) who will resign from their respective office upon the conclusion of the forthcoming annual general meeting.

7.

To consider and approve the termination of office as a whole for the second Supervisory Committee in advance upon the conclusion of the forthcoming annual general meeting of the Company (on 18 May 2007); and to consider and approve the 3 former Supervisors (Ao Hong, Yuan Li and Zhang Zhankui) to be appointed to the third Supervisory Committee.

8.

To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Characters) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

9.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 10 per cent or more of the shares carrying the right to propose resolutions at such meeting.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
10.

To consider and, if thought fit, approve by way of special resolution the resolution referred to as Special Resolution numbered 10 set out in the Notice of Annual General Meeting (see Annexure for the full resolution).

11.

To consider and approve by way of special resolution that the Company be authorized to issue the proposed short-term bonds and matters incidental to such authorization (see Annexure for the full resolution).

Dated this _______________ day of _______________ 2007	Signature(s)[6]: ___________________________________

Notes:

Important: You should first review the annual report of the Company for the year 2006 before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, tick IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, tick IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

6.

This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this revised form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

Annexure

Resolution No.10 and No.11 in Full

10.	To consider and, if thought fit, approve the following by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(ii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

11.	To consider and approve the following by way of special resolution:

"THAT:

(1)

the Company be authorized to issue short-term bonds (the "Short-term Bonds") in the PRC with a principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2007 (the "Proposed Short-term Bond Issue");

(2)

the Chairman (the "Chairman") of the Board of Directors of the Company (the "Board") or any person authorized by the Chairman be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to the Proposed Short-term Bond Issue based on the needs of the Company and the market conditions at the time of the issuance, including determining and finalizing the final principal amount and interests of the Short-term Bonds; and

(3)

the Board be authorized to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Short-term Bond Issue or any matter incidental thereto."

* For identification purpose only

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) REPLY SLIP

To: Aluminum Corporation of China Limited (the "Company")

I/We1 (Chinese name): __________________________ (English name): __________________________ of ____________________________
________________________________________________________________________________________________________________

being the registered holder(s) of2 _________________ domestic/H3 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 10:00 am on Friday, 18 May, 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

Date: ______________________________ 2007	Signature(s): ________________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	Please delete the inappropriate.

4.

The completed and signed reply slip should be delivered to the Secretary Office of the Board of Directors of the Company at the business address of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, the People's Republic of China on or before Friday, 27 April, 2007 personally or by mail or by fax (fax number: (8610) 8229 8158).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary